UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                        Commission File #0-17706
                                                                CUSIP #74726N107

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K |_| Form 20-F  |_| Form 11-K |_| Form 10-Q
             |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended:  December 31, 2009

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________


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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

QNB Corp.
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Full Name of Registrant


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Former Name if Applicable

15 North Third Street
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Address of Principal Executive Office (Street and Number)

Quakertown, Pennsylvania  18951-9005
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City, State and Zip Code


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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
|X| day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

QNB Corp. (the "Company") is unable to file its Annual Report on Form 10-K for the year ended December 31, 2009 (the "Annual Report") within the prescribed time period without unreasonable effort or expense due to formatting errors in the final EDGAR proofs for the Annual Report that occurred immediately prior to the anticipated filing of the Annual Report. The Company expects to file the Annual Report on April 1, 2010 upon correction of such formatting errors.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Bret H. Krevolin                        215                   538-5600
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(Name)                              (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  |_| No |X| Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| No |X| Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's results of operations for the quarter and year ended December 31, 2009, which will be included in the Annual Report when filed, were previously disclosed in the Company's fourth quarter 2009 earnings release, which was included in a Current Report on Form 8-K filed on January 27, 2010. In the earnings release, the Company reported net income for the fourth quarter of 2009 of $1,235,000, or $0.40 per share on a diluted basis, compared to net income of $871,000, or $0.28 per share on a diluted basis, for the same period in 2008. For the year ended December 31, 2009, the Company reported net income of $4,227,000, or $1.36 per share on a diluted basis, compared to net income of $5,753,000, or $1.82 per share on a diluted basis, for the comparable period in 2008.


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                                    QNB Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 2010                        By   /s/ Bret H. Krevolin
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                                               Name: Bret H. Krevolin
                                               Title: Chief Financial Officer